
02059162

2002 Annual Report








SEP 3 0 2002
ARIS
6/29/02
1086



Integrated Circuit Systems, Inc.

Focused On Time


PROCESSED
OCT 0 3 2002
THOMSON
FINANCIAL










ICS CA93B-012
0035
8431AM-01

The Global Leader In Timing Solutions

Founded in 1976, Integrated Circuit Systems, Inc. is a global leader in the design, development and marketing of silicon timing devices. ICS serves over 300 international customers in the PC, digital multimedia and communications sectors. Customers include some of the top names in their fields: Intel, Cisco, IBM, Sony, Nortel Networks and Microsoft.

Silicon timing devices are integrated circuits that emit the timing signals required to sequence and synchronize electronic operations. These devices insure that the information needed by today's digital electronic devices is interpreted at the right time and speed. Virtually every electronic device requires a timing signal and many require multiple timing solutions. That's where ICS enters the picture.

Many of the digital electronic devices you encounter every day are enabled by timing solutions developed by Integrated Circuit Systems. Computers, laptops, digital cameras, DVD players, game consoles, LCD displays—there's no end to the number of applications for our silicon timing devices. Just as many are applications you may not interact with directly such as routers, switches, fiber optics, cable modems and ADSL equipment. All of these products are also being critically enabled by silicon timing devices. New applications emerge almost every day and ICS plans to support them.



Financial Highlights

	Year Ended			
	June 29, 2002	June 30, 2001	July 1, 2000	July 3, 1999
(In thousands, except earnings per share data)				
Income Statement Data				
Revenue	**$182,654**	$188,298	$165,521	$ 139,063
Gross margin	**106,350**	116,301	99,398	74,567
Research and development expense	**29,239**	28,301	24,848	16,808
Pro forma net income (1)	**41,930**	55,258	41,833	26,549
Pro forma diluted earnings per share (2)	**$0.60**	$0.79	$0.58	$0.37
Weighted average shares diluted	**70,192**	69,573	72,149	72,149
Working capital	**$129,063**	$128,036	$ 56,094	$ 26,910
Total assets	**276,392**	154,117	100,485	87,795
Shareholders' equity	**183,971**	139,053	68,920	(106,912)
Number of employees	**512**	280	259	246
Revenue per employee	**$ 357**	$ 672	$ 639	$ 565

(1) Pro Forma is derived by removing certain non-recurring acquisition charges from Fiscal 2002, insurance proceeds received from Fiscal 2001 and management fee, interest expense and special charges (net of tax effect) for Fiscal 2000 and Fiscal 1999.

(2) Weighted shares for Fiscal 2000 and prior assume the IPO transaction and other stock issuances took place at the beginning of the periods.



Revenue
(In Millions)
160.6
139.1
165.5
188.3
182.7
'98
'99
'00
'01
'02
Net Income Per Share (2)
0.30
0.37
0.58
0.79
0.60
'98
'99
'00
'01
'02
Net Income (1)
(In Millions)
21.4
26.5
41.8
55.3
41.9
'98
'99
'00
'01
'02



To Our Shareholders:


Communications
24%
Computing
52%
Military
5%
Digital Consumer
19%

TIMING SOLUTIONS FOR THE GLOBAL MARKETPLACE

A TIME OF RECOVERY

Fiscal year 2002 started in a promising manner for ICS, despite the collapse of our end markets in the preceding year. PC demand recovered with the seasonal upturn in the first quarter of fiscal 2002. The consumer digital markets were slower to recover due to excessive inventory during much of calendar year 2001 as well as a modest holiday retail season. Communications end demand continued to be weak as well.

Notwithstanding, through this general uncertain business environment, we are seeing several end markets stabilize and in the case of the PC industry even a limited recovery is evident. This has enabled the launch of next generation products, which has driven accelerated penetration of our silicon timing solutions in these end applications. Reflecting this, and with investment in new technologies, we have experienced sequential quarterly revenue growth averaging 17% during fiscal 2002.

During fiscal 2002, our gross margin expanded 260 basis points from 57.6% in our first quarter to 60.2% in our fourth quarter. Following this, our net income and earnings per


ICS

Quarterly Revenues
(in millions)


$51
$57
$45
$35
$36
$39
$53
$55
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Fiscal Year 2001
Fiscal Year 2002

Diluted Earnings Per Share


$0.22
$0.25*
$0.19
$0.13
$0.13
$0.15
$0.16*
$0.17
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Fiscal Year 2001
Fiscal Year 2002

*Represents pro forma diluted earnings per share, pro forma is derived by removing certain non-recurring acquisition charges from Q3 2002 and insurance proceeds received from Q2 2001.

share increased from $8.9 million and $0.13, respectively in our first quarter of fiscal 2002 to $11.7 million and $0.17 in our fourth quarter of fiscal 2002.

Right On Time

Our future growth potential is driven by several significant factors: the increasing complexity of our customers' end products; the transition from traditionally analog devices to digital technologies; and the increasing acceptance of silicon devices over crystal oscillators as timing devices of choice.

The overall market for timing devices is huge and growing. It is currently estimated at $3.0 billion. Within this market, silicon timing devices is approximately a $600-700 million market, or only about 20%. Due to a compounding of end market growth and increased displacement of crystals the silicon timing device market is expected to grow by 20% per year over the next several years.

Today ICS designs and markets silicon timing devices primarily to four business end markets: Personal computers, digital consumer electronics, communications and the military.


ICS
UA030593
0028
9155C-02CW20
10X10X1.4 mm
ICS
0027
CP050243-1

Worldwide Leadership Position
Market leadership in PC motherboards


ICS 67%
Silicon Timing Competitors 33%

Growing at the

Each of these end markets is at a different stage of maturity in conversion to silicon timing devices. This places us in a unique position affording us stability in sales in more matured markets and continued growth in multiple end markets over an extended time frame.

Our product mix also provides stability and balanced growth. The revenue breakdown percentages in our key markets during fiscal 2002 are as follows: 52% from Computing, 19% from Digital Consumer, 24% from Communications and 5% from Military.

The PC market is fully converted to silicon timing and generates great demand for our timing technology. Advances in PC performance and technology have supported a trend towards increasing silicon timing content in PC systems.

The digital consumer electronics market, which consists of devices such as digital set-top boxes, DVD players, game consoles and digital cameras has begun and will over time continue to migrate to silicon timing technology. This market along with the communications market offers sustained long-term annualized growth in consumption of silicon clocks of 20-30%.


ICS


ICS
87951AY

Right Time and Speed

The continuing displacement of crystal oscillators by silicon timing devices across all markets places us in an advantageous position and has helped position us for a quicker recovery than the industry as a whole. The Company's business model of displacement is proven. As silicon devices have been replacing crystal oscillators at an increasing pace, our execution of this model has helped us grow every quarter during fiscal 2002 despite a shrinking overall demand for semiconductors.

If there is a need for a reliable, cost effective timing solution, we have it. If we don't, we will develop it in a matter of weeks. Our strategy is simple. We decide which markets to enter, focus the necessary resources and develop a product that meets or exceeds customers' expectations. We utilize cutting edge design and we push the envelope in creating uses for silicon timing devices. Despite the economic downturn in fiscal year 2002, we continued with new designs and introduced over 435 new products.





Emerging Dominance in Digital Consumer


ICS 20%
Discretes 60%
Silicon Timing Competitors 20%

Timing Solutions fo

A Well-Timed Acquisition

In January 2002, we announced the acquisition of Micro Networks Corporation—a supplier of a broad range of precision timing products for telecommunication and high-end network servers using surface acoustic wave (SAW) technology.

The acquisition makes it possible for us to create a new family of products—frequency translators that are used in asynchronous communication networks. By broadening our product and technology offerings we are opening up new markets. As stated previously, the communications market presents long-term growth potential for ICS and we believe our strategy to invest in this market will prove fruitful.

Focused Over Time

We recognize that what makes our Company strong and allows it to flourish is that we are more focused than any of our competitors. We have a lean and proven infrastructure, which allows us to develop and market our products more quickly and bring the right products to our customers on a timely basis.


ICS


ICS 8%
Silicon Timing Competitors 53%
Discretes/ Hybrids 39%

Rapid Penetration in Communications

the Global Marketplace

In manufacturing we partner with world-class companies that have the skills and the complex infrastructure necessary to make our products compete in the global market place.

Our leadership principles remain unwavering; intelligence and discipline. We do what we say we will do. We concentrate on being straightforward. We honor our word and respect the people we work for and those who work with us.

Our growth strategy will be to focus on developing core silicon timing solutions and maintaining design leadership. We will continue to tap new rapidly growing markets by developing multiple application-specific products to meet customers' needs. Growth through selected acquisition of technology and recruitment of good people will be aggressively pursued.




Strength Over Time


ICS 98357AG
0017
ICS
0034

If time didn't exist, our business would not exist. Nor would we have built a company with almost $200 million in sales. In fact, as a strategic weapon, time is the equivalent of productivity, quality, and innovation.

We thank our employees who work so diligently to make our Company a success, and our shareholders for their support and confidence in us. We understand the responsibility we have as a public company to provide forthright transparent information to our shareholders and will honor this commitment.

Sincerely,



Hock E. Tan
President and Chief Executive Officer

September 23, 2002

Selected Consolidated Financial Data

Five Year Summary

(In thousands, except for per share data)

Year Ended	**June 29, 2002**	June 30, 2001	July 1, 2000	July 3, 1999	June 27, 1998
Consolidated Statement of Operations Data:					
Revenue	**$182,654**	$188,298	$ 165,521	$ 139,063	$160,634
Gross margin	**106,350**	116,301	99,398	74,567	71,775
Research and development	**29,239**	28,301	24,848	21,316	19,797
Special charges (1)	**2,900**	—	—	15,051	—
Operating income	**41,058**	66,194	50,946	18,406	32,300
Income (loss) from continuing operations	**37,778**	56,458	31,370	23,043	21,375
Loss from extraordinary item (2)	**—**	—	(16,638)	—	—
Net income (loss)	**$ 37,778**	$ 56,458	$ 14,732	$ 23,043	$ 21,375
Diluted income per share (3)	**$0.54**	$0.81	$0.30	$0.86	$0.96
Weighted average shares outstanding (diluted) (3)	**70,192**	69,573	49,871	26,277	22,264

	June 29, 2002	June 30, 2001	July 1, 2000	July 3, 1999	June 27, 1998
Consolidated Balance Sheet Data:					
Working capital	**$131,850**	$128,036	$ 56,094	$ 26,910	$ 65,113
Total assets	**273,605**	154,117	100,485	87,795	108,009
Long-term debt, less current portion (4)	**28,514**	280	835	169,000	1,380
Shareholders' equity (deficit) (4)	**183,971**	139,053	68,920	(106,912)	89,768

See accompanying notes to the consolidated financial statements.

1) On January 4, 2002, we acquired Micro Networks Corporation. The acquisition resulted in a charge of $2.9 million related to the write-off of in-process research and development costs. On May 11, 1999, we merged with ICS Merger Corp., a transitory merger company formed and wholly owned by the affiliates of Bain Capital Inc. and Bear, Stearns and Company Inc. (the "Equity Investors"). We refer to this event as the recapitalization. In connection with the recapitalization, we recorded a compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.
2) Represents an extraordinary charge of $16.6 million (net of tax) relating to (a) prepayment penalty, totaling $9.6 million (net of tax), associated with the repurchase of the aggregate outstanding principal amount of our senior subordinated notes and (b) the elimination of deferred financing costs, totaling $7.2 million (net of tax) associated with the repayment of our senior subordinated notes and senior credit facility (c) purchase of $2.0 million of our senior subordinated notes below par in September 1999, resulting in a gain of $36,000 net of income taxes (d) purchase of $5.0 million of our senior subordinated notes below par in November 1999 resulting in a gain of $134,000 net of income taxes.
3) Diluted income per share and weighted average shares outstanding-diluted have been adjusted to reflect the 1.6942-to-1 common stock-split that occurred as of the pricing date of the initial public offering for all periods shown.
4) In connection with the recapitalization, we issued $100.0 million in aggregate principal amount of senior subordinated notes in connection with the recapitalization and entered into a $95.0 million senior credit facility. On May 22, 2000, we completed our initial public offering (IPO) of 12.5 million shares of our common stock. We used the net proceeds of this initial offering to repay our bank debt, close our tender offer for subordinated notes, and pay the fees and expenses associated with the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We design, develop and market silicon timing devices that emit timing signals used to sequence and synchronize electronic operations to ensure that information is interpreted at the right time and speed. Our silicon timing devices are used in computing systems, such as PCs, workstations, disk drives and printers, as well as in a wide range of digital consumer products, such as digital set-top boxes, HDTVs, DVD players, MP3 players, digital audio and imaging products and video game consoles. Increasingly, our silicon timing devices are also being used in products within the communications infrastructure industry, including Internet backbone, access and networking equipment, such as optical switches, routers, cable and DSL modems, servers and storage area networks. All digital devices require a timing signal and those with any degree of complexity require silicon timing devices to time and synchronize their various operations. Additionally, we now offer surface acoustic wave ("SAW") technology to develop high performance products for optical networking and wireless infrastructure markets.

Prices for our products are predominantly a function of their position in the product life cycle, design complexity, competitive environment, the price of alternative solutions such as crystal oscillators and overall market demand. We recognize revenue upon shipment, and substantially all of our sales are made on the basis of purchase orders rather than long-term agreements.

SIGNIFICANT TRANSACTIONS

Acquisition of Micro Networks Corporation

On January 4, 2002 we acquired Micro Networks Corporation ("MNC") for $77.3 million, net of cash. We believe that by acquiring MNC we now have access to technology, that will enhance the performance of our silicon timing products in order to strengthen our position within existing strategic markets such as servers and storage systems. The purchase price includes $5.7 million in purchase accounting liabilities related to our preliminary plan to restructure the activities of the acquired entity. The results of MNC have been included in the consolidated financial statements since the acquisition date.

Secondary Public Offering

In May 2001, a secondary offering took place, in which certain shareholders of the Company sold 11.3 million shares of our common stock to the public. We did not receive any of the proceeds from the sale of the shares in this secondary offering.

Initial Public Offering

On May 22, 2000, we completed our initial public offering (IPO) of 12.5 million shares of our common stock. We used the net proceeds of this initial offering to repay our bank debt, close our tender offer for our subordinated notes and pay the fees and expenses associated with the offering and the tender offer.

The Recapitalization

In our May 1999 recapitalization affiliates of Bain Capital, LLC, an affiliate of Bear Stearns and Co., Inc. and certain members of management made an aggregate equity investment in our Company of approximately $50 million as part of agreements to redeem and purchase all of our outstanding publicly held shares of common stock and vested options for consideration (including fees and expenses) totaling $294.4 million.

ANNUAL RESULTS OF OPERATIONS

The following table sets forth statement of operations line items as a percentage of total revenue for the periods indicated and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. (Expressed as a percentage of total revenue).

Year Ended	**June 29, 2002**	June 30, 2001	July 1, 2000
Revenue	**100.0%**	100.0%	100.0%
Gross margin:	**58.2**	61.8	60.1
Research and development expense	**16.0**	15.0	15.0
Selling, general and administrative expense	**18.1**	11.6	14.3
Non-recurring special charge	**1.6**	—	—
Operating income	**22.5**	35.2	30.8
Interest and other income	**1.7**	1.9	0.7
Interest expense	**(0.6)**	(0.1)	(10.0)
Income before income taxes from continuing operations	**23.6**	37.0	21.5
Income tax expense	**2.9**	7.0	2.6
Income from continuing operations	**20.7**	30.0	18.9
Extraordinary item	**—**	—	(10.0)
Net income	**20.7%**	30.0%	8.9%

FISCAL YEAR 2002, AS COMPARED TO FISCAL YEAR 2001

Revenue. Total revenue for fiscal year ended June 29, 2002, decreased by $5.6 million to $182.7 million as compared to the previous year. The decrease is primarily due to the decline in end market demand, which affected overall revenue and was offset by the acquisition of Micro Networks Corporation ("MNC") in the March quarter. Although we have experienced stabilization in our average selling prices for the second half of fiscal year 2002, the average selling price declined 6.8% while volume increased 4.0%.

Foreign revenue, which includes shipments of integrated circuits to foreign companies as well as offshore subsidiaries of US multinational companies, was 78.6% of total revenue for fiscal year 2002 as compared to 71.0% of total revenue in the prior year. The increase in foreign revenue as a percentage of total revenue was due to declining domestic sales as our customers have responded to tight markets by moving portions of their manufacturing operations to overseas markets with lower labor costs and increased European sales due to the addition of MNC. Certain of our international sales were to customers in the Pacific Rim, which in turn sold some of their products to North America, Europe and other non-Asian markets.

Gross Margin. Cost of sales increased $4.3 million to $76.3 million for fiscal year 2002, as compared to the prior year period. Gross margin as a percentage of total revenue was 58.2% for fiscal year 2002 as compared to 61.8% in the prior year. The overall decrease in gross margin as a percentage of revenue is due to product mix. In addition the non-recurring charge of $1.3 million related to the fair value adjustment to inventory that was acquired in connection with the acquisition of MNC and sold during fiscal year 2002 further reduced margins.

Research and Development Expense. Research and development expense increased $0.9 million to $29.2 million for fiscal year 2002 as compared to the prior year. As a percentage of revenue, research and development increased to 16.0% as compared to 15.0% in fiscal year 2001. The increase in research and development in dollar terms is the result of the acquisition of MNC, offset slightly by the impact of company wide cost saving initiatives.

Selling, General, Administrative and Other. Selling, general, administrative and other expense, including amortization of intangibles and management fees, increased $11.4 million to $33.2 million for fiscal year 2002 as compared to the prior year period. As a percentage of total revenue, selling, general, administrative and other expenses increased to 18.1% of revenue as compared to 11.6% in the prior year period. The increase is attributable to the purchase of MNC and increased legal fees associated with certain patent litigation. In addition, due to a conclusion in certain patent litigation, expenses related to this litigation were charged against selling, general, administrative and other expense. During fiscal year 2001 selling, general, administrative and Other expense was offset by the receipt of $2.0 million in insurance proceeds received in relation to litigation charges incurred during fiscal year 2000. Excluding this litigation-related item, selling, general, administrative and other expense had increased as a percentage of revenue to 18.1% in fiscal year 2002, compared to 12.6% in fiscal year 2001.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", we ceased the amortization of goodwill beginning July 1, 2001. Instead, we will, at least annually, review the recoverability of goodwill and other indefinite lived intangible assets. We had $0.2 million in amortization expense during fiscal year 2001.

In Process Research and Development. In connection with the acquisition of MNC, we incurred a one-time charge of $2.9 million for the write-off of in process research and development during fiscal year 2002.

The value of in-process research and development was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate includes a risk-adjusted discount rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology.

Operating Income. In dollar terms, operating income was $41.1 million in fiscal year 2002 compared to $66.2 million in the prior year period. Expressed as a percentage of revenue, operating income was 22.5% and 35.2% in fiscal year 2002 and fiscal year 2001, respectively.

Interest and Other Income. Interest and other income was $3.2 million for fiscal year ended June 29, 2002 and $3.6 million in the prior year period. Although we have a greater cash balance available for investing, the overall decrease in federal rates over the past year has affected our investment income.

Interest Expense. Interest expense was $1.1 million in fiscal year 2002 and $0.2 million in fiscal year 2001. The increase in expense is due to the $45.0 million term debt incurred in order to purchase MNC.

Income Tax Expense. Our effective tax rate was 12.4% and 18.9% for fiscal years 2002 and 2001, respectively. The effective tax rate for fiscal years 2002 and 2001 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. We have filed an extension for the pioneer status. The tax rate dropped in fiscal year 2002 as we had increased income from our Singapore facility. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $36.3 million liability as of June 29, 2002.

FISCAL YEAR 2001, AS COMPARED TO FISCAL YEAR 2000

Revenue. Total revenue for fiscal year ended June 30, 2001, increased by $22.8 million to $188.3 million as compared to the similar period in the previous year. The 13.8% increase is principally attributable to strong demand for our PC motherboard and digital set-top box products. The average selling price declined 7.2%, while the volume increased 22.6%.

Foreign revenue (which includes shipments of integrated circuits to foreign companies as well as offshore subsidiaries of US multinational companies) was 71.0% of total revenue for fiscal year 2001 as compared to 70.7% of total revenue in the prior year period. Certain of our international sales were to customers in the Pacific Rim, which in turn sold some of their products to North America, Europe and other non-Asian markets.

Gross Margin. While total revenues increased $22.8 million, cost of sales only increased $5.9 million to $72.0 million for fiscal year 2001, as compared to the prior year period. This was the result of material cost savings in the manufacturing processes and favorable product mix trends. Gross margin as a percentage of total revenue was 61.8% for fiscal year 2001 as compared to 60.1% in the prior year period.

Research and Development Expense. Research and development expense increased $3.5 million to $28.3 million for fiscal year 2001 as compared to the prior year period. As a percentage of revenue, research and development remained flat at 15.0% as compared to fiscal year 2000. The increase in spending is attributable to our continued expansion into supporting networking, telecommunications, workstations and server applications.

Selling, General, Administrative and Other. Selling, general, administrative and other expense, including goodwill amortization and management fees, decreased $1.8 million to $21.8 million for fiscal year 2001 as compared to the prior year period. As a percentage of total revenue, selling, general and administrative expenses decreased to 11.6% of revenue as compared to 14.3% in the prior year period. This decrease is attributable to the inclusion of a $4.0 million charge incurred in connection with the settlement of a lawsuit during fiscal year 2000. In addition, fiscal year 2001 is net of $2.0 million in insurance proceeds received in relation to this litigation. Excluding these two litigation-related items, selling, general, administrative and other expense had increased as a percentage of revenue to 12.6% in fiscal year 2001, compared to 11.8% in fiscal year 2000. This increase is primarily due to the amortization, in fiscal year 2001, of deferred compensation relating to options granted in the third quarter of fiscal year 2000 and variable expense relating to increased revenue. Goodwill amortization also remained flat at $0.2 million for both periods presented.

Operating Income. In dollar terms, operating income was $66.2 million in fiscal year 2001 compared to $50.9 million in the prior year period. Expressed as a percentage of revenue, operating income was 35.2% and 30.8% in fiscal year 2001 and fiscal year 2000, respectively.

Interest and Other Income. Interest and other income was $3.6 million for fiscal year ended June 30, 2001 and $1.2 million in the prior year period. An increase in cash flows from operations has contributed to greater cash balances available for investing.

Interest Expense. Interest expense was $0.2 million in fiscal year 2001 and $16.5 million in fiscal year 2000. As a result of the repayment of debt with the net proceeds of our initial public offering, our cost of borrowings has decreased.

In connection with the Initial Public Offering, we paid down all the outstanding debt, which we had incurred as a result of the May 1999 recapitalization. As a result, in fiscal year 2000 we recorded extraordinary losses on the early extinguishments of debt resulting from the write-off of debt issuance costs and the incurrence of prepayment penalties associated with the repurchase of our senior subordinated notes of $11.7 million and $15.4 million ($7.2 million and $9.6 million net of tax), respectively. There were no extraordinary items in fiscal year 2001. We purchased $2.0 million of our senior subordinated notes below par in September 1999, resulting in a gain of $36,000 net of income taxes, and $5.0 million below par in November 1999 resulting in a gain of $134,000 net of income taxes.

Income Tax Expense. Our effective tax rate related to income from continuing operations was 18.9% and 11.9% for fiscal years 2001 and 2000, respectively. The decrease in interest expense caused profitability in the U.S. to increase, resulting in a rise in the consolidated tax rate. The effective tax rate for fiscal years 2001 and 2000 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $25.2 million liability as of June 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

At June 29, 2002, our principal sources of liquidity included cash and investments of $110.5 million as compared to the June 30, 2001 balance of $94.4 million. The cash and investments include amounts, which have been permanently reinvested into the Singapore operations. If we were to repatriate these amounts, they would be subject to US Federal Income Tax. Net cash provided by operating activities was $63.0 million in fiscal year 2002, as compared to $71.3 million in the prior year period. The decrease is primarily attributable to the decrease in operating income. Our days sales outstanding decreased from 71 days in the fourth quarter of fiscal year 2001 to 47 days in the fourth quarter of fiscal year 2002. With the acquisition of MNC affecting inventory balances, inventory turns decreased from 5.17 times in the fourth quarter of fiscal year 2001 to 4.72 times respectively in the fourth quarter of fiscal year 2002.

Purchases for property and equipment were $3.4 million in fiscal year 2002 as compared to $3.3 million in the prior year period. These expenditures were primarily to support our testing facility in Singapore and the manufacturing facility in Worcester, MA acquired with MNC.

In September, we announced a repurchase program, which authorized the purchase, from time to time, of 2.0 million shares of our common stock on the market. As of June 29, 2002, we had purchased 655,000 shares for $7.8 million.

In June 2000, we obtained a $30.0 million revolving credit facility with a commercial bank to expire in June 2002, with an option to extend the facility for an additional period subject to certain covenants, including maintenance of certain financial ratios. At the beginning of the third quarter, we terminated this credit facility and entered into a new facility as discussed below.

In connection with the acquisition of MNC, we entered into a new revolving credit and term loan facility dated December 31, 2001, which will expire December 31, 2004. The new facility enables us to draw down $45.0 million under the term loan and $10.0 million under the revolving credit facility. At our option, the interest rates under the term loan will be either (1) a base rate, which is the higher of (i) a rate of interest announced from time to time by the lenders' administrative agent as the base rate ("Base Rate") or (ii) the sum of 0.5% per annum plus the federal funds rate or (2) London Interbank Offer Rate ("LIBOR") plus 1.75%. At our option, the interest rates under the Revolving Credit Loan, will be either (1) the Base Rate or (2) the LIBOR Rate plus a pre-formulated margin. During the third and fourth quarters of fiscal year 2002, we paid down $3.0 million of the term loan. As of June 29, 2002, $42.0 million was outstanding on our term loan; $13.5 million of this is classified current.

The following summarizes our significant contractual obligations and commitments as of June 29, 2002 (in thousands):

Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-Term Debt	$42,000	$13,500	$28,500	$ —	$ —
Operating Leases	18,035	2,994	8,212	4,679	2,150
Total	$60,035	$16,494	$36,712	$4,679	$2,150

Operating leases primarily consist of leased facilities that we utilize in various locations.

Certain of our loan agreements require the maintenance of specified financial ratios and impose financial limitations as well as a restriction on paying dividends. At June 29, 2002, we were in compliance with the covenants.

On January 4, 2002, we acquired MNC for $77.3 million, net of cash on hand. The purchase price includes $5.7 million in purchase accounting liabilities related to our preliminary plan to restructure the activities of the acquired entity. The results of MNC have been included in the consolidated financial statements since that acquisition date. The acquisition was accounted for using the purchase method, and accordingly, goodwill of approximately $40.9 million was recorded as part of the transaction.

In fiscal year 2001, we entered into an Investment and Stock Trade Agreement (the "Agreement") with Maxtek Technology Co. Ltd ("Maxtek"), an overseas distributor in Taiwan. We invested $4.0 million and own approximately 10% of Maxtek. The Agreement states that if Maxtek fails to successfully complete a public offering by December 5, 2005, we, at our sole option, have the right to demand immediate repurchase of all 4.0 million shares, at the original purchase price plus accrued annual interest (commercial rate set by the Central Bank of China) during the said period. Maxtek, our overseas distributor for our PC business in Taiwan and China, represented approximately 19% of our sales for fiscal year 2002, and 13% in the prior year period. Additionally, sales to Maxtech Corporation Limited ("Maxtech"), an entity which is commonly controlled by the owners' of Maxtek, were 18% of our sales in fiscal year 2002 and 10% in the prior year period. These international distributors sell to approximately 140 OEM end customers.

We believe that the funds on hand together with funds expected to be generated from our operations as well as borrowings under our bank revolving credit facility will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, we may need to raise additional funds in future periods to fund our operations and potential acquisitions. We may also consider conducting future equity or debt financings if we perceive an opportunity to access the capital markets on a favorable basis, within the next twelve months or thereafter. Any such additional financing, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and results of operations. If additional funds were raised through the issuance of equity securities or convertible debt securities, the percentage of ownership of our shareholders would be reduced. Furthermore, such equity securities or convertible debt securities might have rights, preferences or privileges senior to our common stock.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", we have identified below some of the accounting principles critical to our business and results of operations. We determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We state these accounting policies in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the consolidated financial statements contained herein. In addition, we believe our most critical accounting policies include, but are not limited to, the following:

Accounts Receivable

We maintain reserves for uncollectible accounts. Our reserve for uncollectible accounts is based on i) our specific assessment of the collectibility of all significant accounts greater than 90 days past due, ii) our general estimate of the rate of default for all accounts less than 90 days past due and iii) any specific knowledge we have acquired that might indicate that an account is uncollectible, regardless of age. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined by the first in, first out (FIFO) method. We record a reserve for obsolete and unmarketable inventory based on assumptions of future demand and market conditions. Because many of our products have multiple applications and serve volatile markets, the recent sales history of any one product is not necessarily indicative of the future demand for such product. The reserve for obsolete and unmarketable inventory is therefore based on the Company's collective judgment regarding the realistic and potential future demand for each product and is inherently subjective. The fact that our products have a substantial shelf life and low holding costs increase the subjectivity because these factors extend the time frame in which we could potentially recover the costs of each product. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired from business acquisitions. Prior to July 1, 2001, our goodwill was amortized using the straight-line method over its estimated useful life of seven years. Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", addresses, among other things, how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS 142, goodwill and other indefinite lived intangible assets are no longer amortized. Beginning July 1, 2001, we ceased the amortization of goodwill. Instead, we will, at least annually, review the recoverability of goodwill and other indefinite lived intangible assets. In assessing recoverability, many factors are considered, including historical and forecasted operating results and cash flows of the acquired businesses. After consideration of these factors, we will determine whether or not there is an impairment to goodwill and other indefinite lived intangible assets. In addition if an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment and that intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

In connection with the purchase of MNC, we acquired $36.3 million of intangible assets based on an independent appraisal. Of this amount, $2.9 million was assigned to research and development assets that were written off at the date of acquisition. The remaining $33.4 million of intangible assets include a customer base valued at $12.0 million (six year weighted-average useful life); a trade name valued at $3.0 million (indefinite useful life) and developed technology valued at $18.4 million (indefinite useful life). The initial and continuing valuation of these assets and the assessment of their useful lives was based on subjective conclusions drawn from the characteristics of each intangible asset. We have assigned indefinite lives to the acquired trade name and the developed technology because in our judgment there are no legal, regulatory, contractual, competitive, economic, or other factors to limit the useful lives of these intangible assets. If we had determined that there were factors that would limit the lives of these assets, we would have amortized these assets over their estimated useful lives. The effect of this amortization might have resulted in a significant change to our financial statements based on the value of these intangible assets and dependent upon the useful lives we would have assigned to these assets.

Revenues

Revenues from product sales are recognized as revenue upon shipment to the customer. We offer a right of return to certain customers. Allowances are established to provide for estimated returns at the time of sale. Revenues from sales to distributors are made under agreements allowing price protection and rights of return on unsold products. We recognize sales to these customers, in accordance with the criteria of SFAS No. 48, "Revenue Recognition When Right of Return Exists", at the time of the sale based on the following: the selling price is fixed at the date of sale, the buyer is obligated to pay for the products, title of the products has transferred, the buyer has economic substance apart from us, we do not have further obligations to assist the buyer in the resale of the product and the returns can be reasonably estimated at the time of sale. Customer payment terms generally range from letters of credit collectible upon shipment to open accounts payable 30 days after shipment.

Income Taxes

Income tax expense includes U.S., state and international income taxes and are computed in accordance with SFAS No. 109, "Accounting for Income Taxes". Certain items of income and expense are not reported in income tax returns and financial statements in the same year. The income tax effects of these differences are reported as deferred income taxes. Income tax credits are accounted for as a reduction of income tax expense in the year in which the credits reduce income taxes payable. Valuation allowances are provided against deferred income tax assets, which are not likely to be realized. We currently provide income taxes on the earnings of foreign subsidiaries to the extent those earnings are taxable in the local jurisdictions. We do not provide for United States income tax on foreign earnings because, in management's opinion, such earnings have been indefinitely reinvested in foreign operations.

INFLATION

Inflation has not had a significant impact on our results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations". The most significant changes made by SFAS No. 141 is the requirement of the usage of the purchase method of accounting for all business combinations initiated after June 30, 2001 and establishment of specific criteria for the recognition of intangible assets separately from goodwill. We adopted this statement during the first quarter of fiscal year 2002.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which supercedes APB No. 17, "Intangible Assets". SFAS No. 142 provides guidance on accounting for goodwill and other intangible assets subsequent to acquisition including testing annually and whenever events or circumstances occur indicating that goodwill might be impaired. These provisions are effective for fiscal years beginning after December 15, 2001. We adopted this statement during the first quarter of fiscal year 2002. In accordance with SFAS No. 142, we have not amortized goodwill on acquisitions completed after July 1, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". SFAS No. 143 provides guidance on accounting for the retirement of tangible long-lived assets and the associated asset retirement costs. These provisions are effective for fiscal years beginning after June 15, 2002. We do not believe that adoption of this statement will have a material impact on our operating results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 established a single accounting model for the disposition of long-lived assets by sale. These provisions are effective for fiscal years beginning after December 15, 2001. We do not believe that adoption of this statement will have a material impact on our operating results.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections." Among other things, SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. We do not believe that adoption of this statement will have a material impact on our operating results.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. SFAS No. 146 also requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not believe that adoption of this statement will have a material impact on our operating results.

Quantitative and Qualitative Disclosures About Market Risk

FOREIGN CURRENCY EXPOSURES

Our sales are denominated in U.S. dollars, and accordingly, we do not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

INTEREST RATE RISK

In connection with our bank agreement, we entered into an 18-month interest rate swap agreement with one of the same financial institution. The interest rate swap agreement essentially enables us to manage the exposure to fluctuations in interest rates on a portion of our term loan.

Our term loan requires us to pay interest based on a variable rate. Under the interest rate swap agreement, we are exchanging the variable rate interest on a portion of our term loan, equal to a notional amount of $22.5 million, with a fixed rate of 3.25%. The interest rate swap agreement is in effect until June 30, 2003, with the notional amount decreasing to $14.8 million over the effective period.

The interest rate swap agreement has been designated as a cash flow hedge and, therefore, changes in the fair value of the agreement will be recorded in comprehensive loss. To date there has not been a significant change in fair value.

We do not use derivatives for trading or speculative purposes, nor are we party to leverage derivatives. The Company had interest expense of $1.1 million for the fiscal year 2002. The potential increase in interest expense for fiscal year 2002 from a hypothetical 2% adverse change in variable interest rates would be approximately $0.4 million.

Report of Independent Accountants

To the Board of Directors and Shareholders
of Integrated Circuit Systems, Inc.:

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Integrated Circuit Systems, Inc. and its subsidiaries at June 29, 2002 and June 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

PricewaterhouseCoopers LLP
Philadelphia, PA
July 26, 2002

Integrated Circuit Systems, Inc.

Consolidated Balance Sheets

(In thousands)

	June 29, 2002	June 30, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 74,255	$ 91,400
Investments	36,266	3,000
Accounts receivable, net	28,741	27,359
Inventory, net	18,556	10,097
Deferred income taxes	6,791	4,053
Prepaid assets	4,781	5,411
Prepaid income taxes	1,181	—
Other current assets	8,924	596
Total current assets	179,495	141,916
Property and equipment, net	18,324	11,215
Intangibles	32,400	—
Goodwill	41,575	626
Other assets	4,598	360
Total assets	$276,392	$154,117
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 13,744	$ 429
Accounts payable	11,416	8,579
Accrued salaries and bonuses	2,268	1,272
Accrued expenses and other current liabilities	23,004	2,294
Income taxes payable	—	1,306
Total current liabilities	50,432	13,880
Long-term debt, less current portion	28,514	280
Deferred income taxes	12,876	200
Other liabilities	599	704
Total liabilities	92,421	15,064
Commitments and contingencies		
Shareholders' Equity:		
Preferred stock, authorized 5,000; none issued	—	—
Common stock, $0.01 par, authorized 300,000: issued 67,841 and 66,128 shares as of June 29, 2002 and June 30, 2001 respectively.	678	661
Additional paid in capital	227,531	211,524
Accumulated deficit	(32,451)	(70,229)
Notes receivable from shareholders	—	(181)
Deferred compensation	(3,988)	(2,722)
Treasury stock, at cost, 655 shares	(7,799)	—
Total shareholders' equity	183,971	139,053
Total liabilities and shareholders' equity	$276,392	$154,117

See accompanying notes to consolidated financial statements.

Integrated Circuit Systems, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

Year Ended	June 29, 2002	June 30, 2001	July 1, 2000
Revenue	**$182,654**	$188,298	$165,521
Cost and expenses:			
Cost of sales	**76,304**	71,997	66,123
Research and development	**29,239**	28,301	24,848
Selling, general and administrative	**32,153**	21,572	22,463
Special charges—Write-off of in process R&D	**2,900**	—	—
Management fee	—	—	906
Amortization of intangibles	**1,000**	—	—
Goodwill amortization	—	234	235
Operating income	**41,058**	66,194	50,946
Interest and other income	**3,201**	3,611	1,200
Interest expense	**(1,109)**	(219)	(16,532)
Income before income taxes and extraordinary items	**43,150**	69,586	35,614
Income tax expense	**5,372**	13,128	4,244
Income before extraordinary items	**37,778**	56,458	31,370
Extraordinary Items:			
Early extinguishment of debt, net of $10.3 million taxes	—	—	(16,638)
Net income	**$ 37,778**	$ 56,458	$ 14,732
Basic net income per share:			
Income before extraordinary items	**$0.57**	$0.87	$0.79
Loss from extraordinary items	—	—	(0.42)
Net Income	**$0.57**	$0.87	$0.37
Diluted net income per share:			
Income before extraordinary items	**$0.54**	$0.81	$0.63
Loss from extraordinary items	—	—	(0.33)
Net Income	**$0.54**	$0.81	$0.30
Weighted average shares outstanding—basic	**66,500**	64,837	39,843
Weighted average shares outstanding—diluted	**70,192**	69,573	49,871

See accompanying notes to consolidated financial statements.

Integrated Circuit Systems, Inc.

Consolidated Statements of Shareholders'

(In thousands)

	Common Stock Shares	Common Stock Amount	Class A Shares	Class A Amount	Preferred Class A Shares	Preferred Class A Amount
Balance at July 3, 1999	—	$ —	26,452	$ 264	—	$ —
Shares issued upon exercise of stock options	—	—	2,067	20	—	—
Tax benefits related to stock options	—	—	—	—	—	—
Retirement of stock	—	—	(76)	(1)	—	—
Initial Public Offering	64,269	643	(28,443)	(283)	(3,367)	(13,467)
Net income	—	—	—	—	—	—
Issuance of stock options	—	—	—	—	—	—
Investment into the Company	—	—	—	—	3,367	13,467
Other	—	—	—	—	—	—
Balance at July 1, 2000	64,269	643	—	—	—	—
Shares issued upon exercise of stock options	1,808	18	—	—	—	—
Tax benefits related to stock options	—	—	—	—	—	—
Shares issued by the Stock Purchase Plan	51	—	—	—	—	—
Net income	—	—	—	—	—	—
Other	—	—	—	—	—	—
Balance at June 30, 2001	66,128	661	—	—	—	—
Shares issued upon exercise of stock options	**1,659**	**17**	—	—	—	—
Tax benefits related to stock options	—	—	—	—	—	—
Shares issued by the Stock Purchase Plan	**54**	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Issuance of stock options	—	—	—	—	—	—
Other	—	—	—	—	—	—
Balance at June 29, 2002	**67,841**	**$678**	—	$ —	—	$ —

See accompanying notes to consolidated financial statements.

Equity (Deficit)

Class B Shares	Class B Amount	Class L Shares	Class L Amount	Notes Receivable	Deferred Compen-sation	Additional Paid-in Capital	Treasury Shares	Treasury Stock	(Accumu-lated Deficit)/ Retained Earnings	Total Share-holders Equity (Deficit)
9,577	$ 96	4,003	$ 40	$ (455)	$ —	$ 34,556	—	$ —	$(141,413)	$(106,912)
—	—	3	—	—	—	53	—	—	—	73
—	—	—	—	—	—	301	—	—	—	301
—	—	(8)	—	—	—	(234)	—	—	—	(235)
(9,577)	(96)	(3,998)	(40)	—	—	160,341	—	—	—	147,098
—	—	—	—	—	—	—	—	—	14,732	14,732
—	—	—	—	—	(3,979)	3,979	—	—	—	—
—	—	—	—	—	—	—	—	—	—	13,467
—	—	—	—	169	211	22	—	—	(6)	396
—	—	—	—	(286)	(3,768)	199,018	—	—	(126,687)	68,920
—	—	—	—	—	—	1,222	—	—	—	1,240
—	—	—	—	—	—	10,813	—	—	—	10,813
—	—	—	—	—	—	679	—	—	—	679
—	—	—	—	—	—	—	—	—	56,458	56,458
—	—	—	—	105	1,046	(208)	—	—	—	943
—	—	—	—	(181)	(2,722)	211,524	—	—	(70,229)	139,053
—	**—**	**—**	**—**	**—**	**—**	**1,932**	**—**	**—**	**—**	**1,949**
—	**—**	**—**	**—**	**—**	**—**	**10,688**	**—**	**—**	**—**	**10,688**
—	**—**	**—**	**—**	**—**	**—**	**686**	**—**	**—**	**—**	**686**
—	**—**	**—**	**—**	**—**	**—**	**—**	**(655)**	**(7,799)**	**—**	**(7,799)**
—	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**37,778**	**37,778**
—	**—**	**—**	**—**	**—**	**(2,699)**	**2,699**	**—**	**—**	**—**	**—**
—	**—**	**—**	**—**	**181**	**1,433**	**2**	**—**	**—**	**—**	**1,616**
—	**$ —**	**—**	**$ —**	**$ —**	**$(3,988)**	**$227,531**	**(655)**	**$(7,799)**	**$ (32,451)**	**$183,971**

Integrated Circuit Systems, Inc.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended	June 29, 2002	June 30, 2001	July 1, 2000
Cash flows from operating activities:			
Net income	$ 37,778	$ 56,458	$ 14,732
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisition:			
Depreciation and amortization	6,912	5,142	4,692
Amortization of deferred finance charge	68	12	1,494
Amortization of bond premiums	17	36	7
Amortization of deferred compensation	1,433	1,046	234
(Gain) loss on sale of assets	(315)	(95)	17
Extraordinary loss on deferred finance charge	—	—	11,668
Write-off on in-process R&D	2,900	—	—
Tax benefit of stock options	10,688	10,813	301
Deferred income taxes	(3,201)	(929)	4,930
Changes in assets and liabilities:			
Accounts receivable	5,466	(3,699)	(5,541)
Inventory	3,547	621	(1,982)
Other assets, net	(3,471)	110	(740)
Accounts payable, accrued expenses and other liabilities	4,701	(7,329)	3,065
Accrued interest expense	(15)	(11)	(2,078)
Income taxes payable	(3,499)	9,149	(12,317)
Net cash provided by operating activities	63,009	71,324	18,482
Cash flows from investing activities:			
Capital expenditures	(3,428)	(3,264)	(4,358)
Proceeds from sale of fixed assets	136	187	151
Proceeds from maturities of marketable securities	31,000	17,404	—
Purchases of marketable securities	(64,019)	(20,218)	—
Investment in Micro Networks Corporation	(77,269)	—	—
Investment in Maxtek	—	(4,000)	—
Refunds on purchase contracts	—	9,877	5,444
Net cash (used in) provided by investing activities	(113,580)	(14)	1,237
Cash flows from financing activities:			
(Repayments) borrowings under line of credit agreement	—	(10,000)	10,000
Repayments of long-term debt	(6,080)	(561)	(170,065)
Proceeds from exercise of stock options	1,949	1,240	72
Proceeds from stock purchase plan	686	679	—
Retirement of common stock	—	—	(235)
Proceeds from long-term debt	45,000	—	—
Initial Public Offering, net	—	(208)	147,098
Investment into the Company	—	—	13,467
Deferred financing charges	(330)	—	(395)
Dividends	—	—	(6)
Purchase of treasury stock	(7,799)	—	—
Net cash provided by (used in) financing activities	33,426	(8,850)	(64)
Net (decrease) increase in cash	(17,145)	62,460	19,655
Cash and cash equivalents:			
Beginning of year	91,400	28,940	9,285
End of year	$ 74,255	$ 91,400	$ 28,940
Supplemental disclosures of cash information:			
Cash payments (receipts) during the period for:			
Interest	$ 1,021	$ 215	$ 16,783
Income taxes	$ (252)	$ (5,926)	$ 1,104
Supplemental disclosures for non-cash information:			
Capital lease of equipment	$ 98	$ 45	$ 1,304

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Reporting Periods

Our fiscal year is a 52/53 week operating cycle that ends on the Saturday nearest June 30. All of the periods presented herein represent a 52-week operating cycle.

Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at June 29, 2002 consist of cash, overnight retail repurchase agreements (collateralized by U.S. Treasury obligations), money market funds and commercial paper.

Investments

Investments at June 29, 2002 and June 30, 2001 consist of debt securities. We expect to hold all of our debt securities until maturity and have recorded them at amortized cost.

We also have an equity investment in a privately held company. This investment is included in other long-term assets in the Balance Sheet and is carried at cost. We monitor this investment for impairment and will make appropriate reductions in carrying value if a decline is deemed to be other than temporary.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined by the first in, first out (FIFO) method.

Property, Plant and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation on furniture and equipment is computed using the straight-line depreciation method over periods ranging from three to ten years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvement. The cost of fully depreciated assets remaining in use is included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in net income.

Deferred Financing Costs

In fiscal year 2002 we entered into a term loan facility. Costs incurred in connection with this term loan are being amortized over the life of the loan, three years. Accumulated amortization was $68,000 as of June 29, 2002

Costs incurred in connection with the issuance of the senior credit facility and the senior subordinated notes (see Note 10), were being amortized over the average term of the related debt instruments, which approximated eight years at July 3, 1999.

In connection with the initial public offering in May 2000, we paid off all the outstanding senior subordinated notes and senior credit facility. As a result, $11.7 million ($7.2 million net of taxes) of our deferred financing costs were written off.

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired from business acquisitions. Prior to July 1, 2001, all goodwill was amortized using the straight-line method over its estimated useful life of seven years. Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", addresses, among other things, how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS No. 142, goodwill and other indefinite lived intangible assets are no longer amortized. Beginning July 1, 2001, we ceased the amortization of goodwill. Instead, we will, at least annually, review the recoverability of goodwill and other indefinite lived intangible assets. In assessing recoverability, many factors are considered, including historical and forecasted operating results and cash flows of the acquired businesses. After consideration of these factors, we will determine whether or not there is impairment to goodwill and other indefinite lived intangible assets.

In addition if an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment and that intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

At June 29, 2002, we have $41.6 million of goodwill and $21.4 million of indefinite lived intangible assets. We believe that no impairment of goodwill or other indefinite lived intangible assets existed at June 29, 2002. Goodwill amortization was not material to the results of operations in the previous periods. We had no indefinite lived intangible assets prior to the acquisition of MNC.

Carrying Value of Long-Term Assets

We periodically evaluate the carrying value of long-term assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Revenue Recognition

Revenues from product sales are recognized as revenue upon shipment to the customer. We offer a right of return to certain customers. Allowances are established to provide for estimated returns at the time of sale. We recognize sales to these customers, in accordance with the criteria of Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists", at the time of the sale based on the following: the selling price is fixed at the date of sale, the buyer is obligated to pay for the products, title of the products has transferred, the buyer has economic substance apart from us, we do not have further obligations to assist the buyer in the resale of the product and the returns can be reasonably estimated at the time of sale.

Concentration of Credit Risk

We sell our products primarily to original equipment manufacturers (OEMs) and distributors in North America, Europe and the Pacific Rim. We perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. For the fiscal year ended June 29, 2002 two customers, Maxtek Technology Co. Ltd ("Maxtek") and Maxtech Corporation Limited ("Maxtech"), represented 19% and 18% of our revenues respectively. These same customers, who are commonly controlled, accounted for 22% and 15% of our total accounts receivable as of June 29, 2002, respectively. For fiscal years 2001 and 2000, Maxtek represented 13% and 12% of our revenues respectively, and accounted for 18% and 24% of our total accounts receivable respectively. Maxtech represented 10% of our revenue and 20% of our total accounts receivable in fiscal year 2001 and did not represent a significant portion of our revenue or accounts receivable in fiscal year 2000. These international distributors sell to approximately 140 OEM end customers. We also have a substantial concentration of credit risk in the personal computer industry. Refer to Note 19 for geographic information.

Income Taxes

Income tax expense includes U.S., state and international income taxes and is computed in accordance with SFAS No. 109, "Accounting for Income Taxes". Certain items of income and expense are not reported in income tax returns and financial statements in the same year. The income tax effects of these differences are reported as deferred income taxes. Income tax credits are accounted for as a reduction of income tax expense in the year in which the credits reduce income taxes payable. Valuation allowances are provided against deferred income tax assets which are not likely to be realized. We currently provide income taxes on the earnings of foreign subsidiaries to the extent those earnings are taxable in the local jurisdictions. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $36.3 million liability as of June 29, 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Accounting for Stock-Based Compensation

We have adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and continue to apply Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretation in accounting for its stock options issued to employees and directors. Refer to Note 16 for pro forma disclosures.

Reclassification of Accounts

Certain prior year balances have been reclassified to conform to the current year classifications. All share and per share data has been adjusted to reflect the 1.6942-to-1 common stock split that occurred as of May 22, 2000, the pricing date of the initial public offering.

Other Comprehensive Income

Our reported net income for all periods presented is the same as our comprehensive income since there were no items of other comprehensive income or loss for any of the periods covered by these financial statements.

New Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations". The most significant changes made by SFAS No. 141 is the requirement of the usage of the purchase method of accounting for all business combinations initiated after June 30, 2001 and establishment of specific criteria for the recognition of intangible assets separately from goodwill. We adopted this statement during the first quarter of fiscal year 2002.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which supercedes APB No. 17, "Intangible Assets". SFAS No. 142 provides guidance on accounting for goodwill and other intangible assets subsequent to acquisition including testing annually and whenever events or circumstances occur indicating that goodwill might be impaired. These provisions are effective for fiscal years beginning after December 15, 2001. We adopted this statement during the first quarter of fiscal year 2002. In accordance with SFAS No. 142, we have not amortized goodwill on acquisitions completed after July 1, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". SFAS No. 143 provides guidance on accounting for the retirement of tangible long-lived assets and the associated asset retirement costs. These provisions are effective for fiscal years beginning after June 15, 2002. We do not believe that adoption of this statement will have a material impact on our operating results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 established a single accounting model for the disposition of long-lived assets by sale. These provisions are effective for fiscal years beginning after December 15, 2001. We do not believe that adoption of this statement will have a material impact on our operating results.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections." Among other things, SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. We do not believe that adoption of this statement will have a material impact on our operating results.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)." The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. SFAS No. 146 also requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We have not yet determined whether SFAS No. 146 will have a material impact on our operating results.

(2) Public Offerings

On May 31, 2001, a secondary offering of 11.3 million shares of our common stock took place, in which certain shareholders of the Company sold these shares to the public. We did not receive any of the proceeds from the sale of the shares in this secondary offering.

On May 22, 2000, we completed our initial public offering of 12.5 million shares of our common stock. We used $147.1 million, the net proceeds of the initial public offering, together with $10.0 million from our new credit facility and cash on hand, to repay our bank debt and repurchase our senior subordinated notes. In connection with the repayment of the bank debt and senior subordinated notes, we recorded extraordinary losses on the early extinguishments of debt resulting from the write-off of debt issuance costs and the incurrence of prepayment penalties associated with the repurchase of our senior subordinated notes of $11.7 million and $15.4 million ($7.2 million and $9.6 million net of tax), respectively.

(3) Acquisition

On January 4, 2002, we acquired Micro Networks Corporation ("MNC") for $77.3 million, net of cash acquired. We acquired MNC to gain access to technology that we believe will enhance the performance of our silicon timing products, strengthening our position within existing strategic markets such as servers and storage systems. In connection with the acquisition of MNC, we began a restructuring plan that involved moving certain manufacturing operations offshore reducing its workforce and combining facilities. The purchase price includes $5.7 million in purchase accounting liabilities. Of the total amount recorded, $4.3 million represents costs associated with closing or moving office and production activities and $1.4 million represents severance and other personnel costs. We expect to complete the restructuring by February 28, 2003. As of June 29, 2002, we have expended approximately $0.5 million of this reserve relating to severance and other personnel costs. Approximately $1.0 million of the remaining amount relates to severance and other personnel costs to be paid in fiscal year 2003, $1.9 million relates to vacated facilities leased with expiration dates through 2012 and the balance represents fixed assets that, management believes, will have little success in selling. This reserve is included in "Accrued expense and other current liabilities" in the Balance Sheet.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	January 4, 2002
Accounts receivable	$ 6,849
Inventory	12,005
Other current assets, net of cash acquired	3,503
Property, plant and equipment	9,803
Intangible assets	36,300
Goodwill	40,949
Total assets acquired	109,409
Current liabilities	(13,522)
Long-term debt	(2,530)
Deferred tax liabilities	(16,088)
Total liabilities acquired	(32,140)
Net assets acquired	$ 77,269

Of the $36.3 million of acquired intangible assets, $2.9 million was assigned to research and development assets that were written off at the date of acquisition. The remaining $33.4 million of intangible assets include a customer base valued at $12.0 million (6 year weighted-average useful life); a trade name valued at $3.0 million (indefinite useful life) and developed technology valued at $18.4 million (indefinite useful life). For fiscal year 2002, we had $1.0 million in expense for the amortization of the customer base.

The value of in-process research and development was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate includes a risk-adjusted discount rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology.

The following unaudited pro forma combined results of operations is provided for illustrative purposes only and assumes this acquisition occurred as of the beginning of each of the periods presented. The following unaudited pro forma information (in thousands, except per share amounts) should not be relied upon as necessarily being indicative of the historical results that would have been obtained if this acquisition had actually occurred during those periods, nor the result that may be obtained in the future.

Year Ended	June 29, 2002	June 30, 2001
Pro forma revenue	**$206,380**	$248,710
Pro forma net income	**$ 43,017**	$ 60,520
Diluted net income per common share as reported	**$ 0.54**	$ 0.81
Pro forma diluted net income per common share	**$ 0.61**	$ 0.87

The proforma net income for the fiscal year ended June 29, 2002 excludes one-time charges of $2.9 million for the write off of in process research and development and $1.3 million related to the fair value adjustment to inventory that was acquired from MNC and sold during the quarter ended March 30, 2002.

(4) Purchase Commitments

On October 7, 1998, we assumed a third party's wafer purchase contract with Chartered Semiconductor PTE ("CSM"). The agreement required us to advance $12.0 million as part of a mutual commitment for CSM to supply and for us to purchase an agreed upon minimum quarterly quantity of wafers over a twenty-seven month period from October 1, 1998 to December 31, 2000. The agreement required CSM to refund the deposit to us in progressive quarterly installments based upon the volume of purchases made by us, and they were contractually obligated to return our deposit. As a result of the December 31, 2000 expiration date, the remaining balance of $9.9 million was refunded to us during the second quarter of fiscal year 2001. Although we have held additional purchase commitments during the past three years, as of June 29, 2002 we have no outstanding commitments.

(5) Other Agreements

In fiscal year 1998, we entered into a non-transferable and non-exclusive license with Philips Electronics to use their technical information for data transmission systems. In consideration of the licenses and rights granted we have expensed and paid approximately $1.0 million in licensing fees during fiscal year 2002, $0.2 million during fiscal year 2001, and $1.0 million during fiscal year 2000, and expect to continue to make ongoing payments. The expense is included in our research and development expense in the Statements of Operations.

In fiscal year 1999, we entered into a non-exclusive and irrevocable license with PhaseLink Laboratories for use of their technical data. In return, in July 1999, we paid a one-time fee of $200,000, which will be amortized over the useful life of the technology estimated to be 5 years.

(6) Investments

During fiscal years 2002 and 2001, we invested in debt securities, which we intend to hold to maturity, are carried at amortized cost. We also have an equity investment in a privately held company that is carried at cost. In fiscal year 2000, we did not invest in debt or equity securities. Proceeds from the maturity of the investments were $31.0 million and $17.4 million in fiscal year 2002 and fiscal year 2001, respectively.

(7) Accounts Receivable

The components of accounts receivable are as follows (in thousands):

Year Ended	June 29, 2002	June 30, 2001
Accounts receivable	**$30,768**	$30,318
Less: allowance for returns and doubtful accounts	**(2,027)**	(2,959)
	$28,741	$27,359

(8) Inventory

The components of inventories are as follows (in thousands):

Year Ended	June 29, 2002	June 30, 2001
Work-in-process	**$15,843**	$ 6,513
Finished parts	**10,797**	7,178
Less: obsolescence reserve	**(8,084)**	(3,594)
Inventory, net	**$18,556**	$10,097

(9) Property and Equipment

Property and equipment consists of the following (in thousands):

Year Ended	June 29, 2002	June 30, 2001
Land	**$ 170**	$ —
Building and improvements	**930**	—
Machinery and equipment	**32,476**	22,766
Furniture and fixtures	**2,903**	2,517
Leasehold improvements	**5,408**	4,376
Capital leases	**1,394**	1,296
	43,281	30,955
Less: accumulated depreciation and amortization	**(24,957)**	(19,740)
Property and equipment, net	**$ 18,324**	$ 11,215

Depreciation and amortization expense related to property and equipment was $5.9 million, $4.9 million, and $4.5 million in fiscal years 2002, 2001 and 2000, respectively.

(10) Other Balance Sheet Accounts

Other current assets consists of the following (in thousands):

Year Ended	June 29, 2002	June 30, 2001
MNC purchase price deposit	$7,437	$ —
Other	1,487	596
	$8,924	$596

Accrued expenses and other current liabilities consists of the following (in thousands):

Year Ended	June 29, 2002	June 30, 2001
Purchase price payable to the MNC shareholders	**$ 9,437**	$ —
Legal accruals	**3,513**	—
Accrued restructuring expense	**5,186**	—
Other	**4,868**	2,294
	$23,004	$2,294

On January 4, 2002, we wired funds to an escrow account to cover the original purchase price of the MNC acquisition. All but two equity holders accepted the terms of the acquisition and received these funds. On or about July 8, 2002 we reached settlement with those two equity holders.

(11) Debt

On May 22, 2000, we completed our initial public offering of 12.5 million shares of our common stock. We used the net proceeds of this initial offering, together with $10.0 million from our new credit facility (below) and cash on hand, to repay our bank debt, close our tender offer for subordinated notes and pay the fees and expenses associated with the offering.

In June 2000, we secured a $30 million revolving credit facility with a commercial bank. The facility was to expire in June 2002, with an option, at the bank's sole discretion, to extend the facility for an additional period and is subject to certain covenants, including the maintenance of certain financial ratios. At June 30, 2001, we were in compliance with the revolving credit facility covenants. As of June 30, 2001, we had no outstanding balances under this agreement. Advances under the revolving credit facility bear interest at LIBOR plus margin. At the beginning of the third quarter, fiscal year 2002, we terminated this credit facility and entered into a new facility as discussed below.

In connection with the acquisition of Micro Networks, we entered into a new revolving credit and term loan facility dated December 31, 2001, which will expire December 31, 2004. The new facility enables us to draw down $45.0 million under the term loan and $10.0 million under the revolving credit facility. At our option, the interest rates under the term loan will be either (1) a base rate, which is the higher of (i) a rate of interest announced from time to time by the lenders' administrative agent as the base rate ("Base Rate") or (ii) the sum of 0.5% per annum plus the federal funds rate or (2) London Interbank Offer Rate ("LIBOR") plus 1.75%. At our option, the interest rates under the Revolving Credit Loan, will be either (1) the Base Rate or (2) the LIBOR Rate plus a pre-formulated margin. During the fiscal year 2002, we paid down $3.0 million of the term loan. As of June 29, 2002, $42.0 million was outstanding on our term loan; $13.5 million of this is classified current.

Senior debt consisted of the following (in thousands):

Year Ended	June 29, 2002	June 30, 2001
Revolving credit facility at LIBOR plus 1.75 (3.625% at June 29, 2002)	**$42,000**	$ —
Capital lease obligations and other	**258**	709
	$42,258	$709
Less current portion	**13,744**	429
Long-term debt, less current portion	**$28,514**	$280

Aggregate annual maturities of long-term debt as of June 29, 2002 (in thousands):

2003	$13,744
2004	18,014
2005	10,500
2006	—
2007	—
2008 and beyond	—
	$42,258

Certain of our loan agreements require the maintenance of specified financial ratios and impose financial limitations as well as a restriction on paying dividends. At June 29, 2002, we were in compliance with the covenants.

(12) Lease Obligations

We lease certain of our facilities under operating lease agreements, some of which have renewal options.

Rental expense under operating lease agreements was $3.4 million, $2.6 million and $2.5 million in 2002, 2001 and 2000, respectively.

Future minimum lease commitments under our operating leases are as follows as of June 29, 2002 (in thousands):

2003	$ 2,995
2004	2,828
2005	2,677
2006	2,706
2007 and after	6,829
	$18,035

Sublease income under all operating lease agreements was $1.1 million in fiscal year 2002 and $1.1 million in fiscal years 2001 and 2000. Future amounts due under the subleases are as follows as of June 29, 2002 (in thousands):

2003	$342
2004	200
2005	84
2006	—
2007 and after	—
	$626

(13) Fair Value of Financial Instruments

We have estimated the fair value of our financial instruments using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable and accounts payable—The carrying amounts of these items approximate their fair values at June 29, 2002 due to the short-term maturities of these instruments.

Long-term debt—Interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available. The carrying value of this item is not materially different from its fair value on June 29, 2002.

Interest rate swap agreement—In connection with our bank agreement, on December 31, 2001 we entered into an 18-month interest rate swap agreement with one of the same financial institutions. The interest rate swap agreement essentially enables us to manage the exposure to fluctuations in interest rates on a portion of our term loan. The fair value of this agreement was not material at June 29, 2002.

(14) Income Taxes

The provision for income taxes consists of the following (in thousands):

Year Ended	**June 29, 2002**	June 30, 2001	July 1, 2000
Current tax (benefit) expense:			
Federal	**$ 6,984**	$12,384	$ (742)
State	**1,089**	1,017	(86)
Foreign	**500**	656	142
Total current	**$ 8,573**	$14,057	$ (686)
Deferred tax expense (benefit):			
Federal	**$(2,658)**	$ (909)	$5,013
State	**(543)**	(20)	(83)
Total deferred	**(3,201)**	(929)	4,930
Total income tax expense	**$ 5,372**	$13,128	$4,244

The tax benefit allocated to the fiscal year 2000 extraordinary charge was $10.3 million.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

Year Ended	**June 29, 2002**	June 30, 2001	July 1, 2000
Deferred tax assets:			
Accounts receivable allowances	**$ 284**	$ 433	$ 584
Inventory valuation	**649**	817	1,135
Disqualified disposition exercises of options	**502**	1,010	1,515
Other compensation charges	**287**	117	188
Net state operating loss carry forward	**3,582**	3,061	1,503
Capital loss carry forward	**3,360**	3,361	3,514
Depreciation	**1,655**	149	—
Accrued expenses and other	**5,284**	2,181	290
Gross deferred tax assets	**15,603**	11,129	8,729
Less: valuation allowance	**6,942**	6,422	5,071
Deferred tax asset	**8,661**	4,707	3,658
Deferred tax liabilities:			
Depreciation	**—**	—	325
Intangibles	**14,746**	—	—
Other	**—**	854	409
Deferred tax liabilities	**14,746**	854	734
Net deferred tax asset	**$ (6,085)**	$ 3,853	$2,924

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, potential limitations with respect to the utilization of loss carry forwards, and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods which deferred tax assets are deductible and the potential limitations of loss and credit carry forwards, management believes it is more likely than not that we will realize these deductible differences, net of existing valuation allowances (both federal and state) at June 29, 2002. We periodically reassess and reevaluate the status of our recorded deferred tax assets. We currently provide income taxes on the earnings of foreign subsidiaries to the extent those earnings are taxable in the local jurisdictions. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $36.3 million liability as of June 29, 2002.

The actual tax expense differs from the "expected" tax expense computed by applying the statutory Federal corporate income tax rate of 35% in all fiscal years to income before income taxes as follows (in thousands):

Year Ended	**June 29, 2002**	June 30, 2001	July 1, 2000
Earnings before income taxes and extraordinary charge	**$ 43,150**	$ 69,586	$35,614
Computed expected tax expense	**15,103**	24,355	12,465
State taxes (net of federal income tax benefit)	**353**	662	(9)
Effect of lower foreign tax rates	**(12,347)**	(11,930)	(8,411)
Utilization of capital loss carryforwards	**—**	—	—
Intangible amortization	**1,759**	64	82
Other	**504**	(23)	117
	$ 5,372	$ 13,128	$ 4,244

The effect of lower foreign taxes is due to our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. We have filed an extension for the pioneer status.

As of June 29, 2002, we have state operating loss carry forwards of approximately $39.6 million expiring through 2008. We also have a capital loss carry forward of approximately $3.5 million expiring in 2003. We currently provide income taxes on the earnings of foreign subsidiaries to the extent those earnings are taxable or are expected to be remitted in the local jurisdictions.

(15) Employee Benefit Plans

We have a bonus plan, which covers permanent full-time employees with at least six months of service. Bonuses under this plan are based on achieving specified revenue and profit objectives and individuals meeting specified performance objectives. Amounts charged to expense for the plan were $2.9 million, $3.8 million and $4.0 million in fiscal years 2002, 2001 and 2000, respectively.

We have a 401(k) employee savings plan, which provides for contributions to be held in trust by corporate fiduciaries. Beginning in fiscal year 2000, employees were permitted to contribute up to 18% of their annual compensation. Under the plan, we make matching contributions equal to 150% of the first 1% contributed, 125% of the second 1% contributed, 100% of the third 1% contributed, 75% of the fourth 1% contributed and 50% of the next 2% up to a maximum of 6 % of annual compensation, subject to IRS limits. The matching amounts contributed and charged to expense were $0.9 million in fiscal year 2002, $0.8 million in fiscal year 2001, and $0.6 million in fiscal year 2000.

The 2000 Employee Stock Purchase Plan, or the " Stock Purchase Plan," was adopted by our board of directors and our shareholders prior to the completion of the initial public offering. The Stock Purchase Plan provides employees with a convenient means of purchasing shares of our common stock through payroll deductions or lump sum cash payments. The Stock Purchase Plan also provides an incentive to participate by permitting purchases at a discounted price of 85% of fair market value. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of our Company. This plan was implemented in the first quarter of fiscal year 2001. As of June 29, 2002, 0.1 million shares were issued through the stock purchase plan.

(16) Stock Option Plans

The 1999 Stock Option Plan ("the 1999 Plan") was approved, ratified and adopted on May 11, 1999. These options vest over four years and expire on May 11, 2009.

Our 2000 Long-Term Equity Incentive Plan was approved, ratified and adopted in May 2000. These options vest over four years.

Effective with the pricing for the initial public offering, all common L shares converted to common shares at a conversion ratio of 1.78-to-1.

Stock option transactions during fiscal years 2000, 2001 and 2002 are summarized as follows (in thousands, except price per share):

1999 Plans	Options Available For Grant Under The Plans	Options Outstanding	Weighted Average Exercise Price
Common A Share:			
Balance July 3, 1999	789	10,281	$0.54
Granted	(864)	864	1.14
Conversion from L shares	—	408	1.17
Exercised	—	(2,116)	0.026
Terminated	618	(618)	1.06
Conversion to common shares	(543)	(8,819)	0.74
Balance July 1, 2000	—	—	$ —

1999 Plans	Options Available For Grant Under The Plans	Options Outstanding	Weighted Average Exercise Price
Common L Share:			
Balance July 3, 1999	—	232	$2.12
Shares reserved	—	—	—
Granted	—	—	—
Exercised	—	(3)	—
Terminated	—	—	—
Conversion to A share	—	(229)	2.12
Balance July 1, 2000	—	—	$ —

1999 & 2000 Plans	Options Available For Grant Under The Plans	Options Outstanding	Weighted Average Exercise Price
Common Share:			
Balance July 3, 1999	—	—	$ —
Shares reserved	6,400	—	—
Granted	—	—	—
Exercised	—	—	—
Terminated	—	—	—
Conversion of A shares	543	8,819	0.74
Balance July 1, 2000	6,943	8,819	$ 0.74
Shares reserved	—	—	—
Granted	(1,036)	1,036	15.05
Exercised	—	(1,808)	0.69
Terminated	727	(727)	1.53
Cancelled shares	(1,228)	—	—
Balance June 30, 2001	5,406	7,320	$ 2.70
Shares reserved	—	—	—
Granted	(4,239)	4,239	18.71
Exercised	—	(1,659)	1.17
Terminated	292	(292)	3.59
Cancelled shares	(153)	—	—
Balance June 29, 2002	1,306	9,608	$ 9.85

As of June 29, 2002, options for 2.9 million shares were exercisable at exercise prices ranging from $0.1299 to $20.00 at an aggregate exercise price of $5.0 million. Income tax benefits attributable to non-qualified stock options exercised and disqualifying dispositions of incentive stock options are credited to equity when such options are exercised.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding as of 6/29/2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of 6/29/2002	Weighted Average Exercise Price
$ 0.00–$ 2.61	4,567,616	7.0	$ 0.77	2,662,382	$ 0.77
$10.44–$13.05	545,838	8.8	11.63	70,096	11.06
$13.06–$15.66	46,875	8.7	14.84	5,000	15.13
$15.67–$18.27	1,650,750	8.9	17.49	101,000	17.18
$18.28–$20.88	2,464,600	9.8	19.48	18,750	19.50
$20.89–$23.49	313,800	9.6	21.47	—	—
$23.50–$26.10	18,000	9.5	24.22	—	—
	9,607,479	8.2	$ 9.85	2,857,228	$ 1.76

We apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS No. 123, our consolidated net earnings and earnings per share for each fiscal year would have been as follows (in thousands except per share data):

Year Ended	2002	2001	2000
Net income			
As reported	**$37,778**	$56,458	$14,732
Pro forma	**$12,781**	$52,976	$13,448
Income per diluted share			
As reported	**$0.54**	$0.81	$0.30
Pro forma	**$0.18**	$0.76	$0.27

The following assumptions were used to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

Year Ended	2002	2001	2000
Dividend yield	**0%**	0%	0%
Expected volatility	**92%**	104%	122%
Average expected option life	**5 years**	5 years	5 years
Risk-free interest rate	**3.8%**	5.1%	7.6 %

The per share weighed-average fair value of stock options issued is as follows:

Year Ended	2002	2001	2000
Option Price = FMV	**$19.01**	$11.83	$ 0.61
Option Price > FMV	**$ —**	$ —	$ 0.57
Option Price < FMV	**$12.61**	$ —	$12.59

During fiscal year 2002 and 2000, approximately 0.2 million shares and 0.3 million shares were issued below fair market value respectively. We are currently amortizing the deferred compensation charge over the four-year vesting period of these options. Amortization for fiscal year 2002 was $1.4 million, fiscal year 2001 was $1.0 million and fiscal year 2000 was $0.2 million.

(17) Earnings Per Share

The calculations of earnings per share (EPS) follows (in thousands except per share amounts):

Fiscal Years Ended	June 29, 2002	June 30, 2001	July 1, 2000
Numerator:			
Income before extraordinary items	**$37,778**	$56,458	$ 31,370
Loss from extraordinary items	**—**	—	(16,638)
Net income	**$37,778**	$56,458	$ 14,732
Denominator:			
Weighted average shares used for basic income per share	**66,500**	64,837	39,843
Common stock options	**3,692**	4,736	10,028
Weighted average shares outstanding used for diluted income per share	**70,192**	69,573	49,871

(18) Stockholders' Equity

In September, we announced a repurchase program, which authorized the purchase, from time to time, of 2.0 million shares of our common stock on the market. As of June 29, 2002, we had purchased 655,000 shares for $7.8 million.

Prior to the initial public offering, we had three classes of common stock, designated as Class A common stock, Class B common stock and Class L common stock. The Class A common stock entitled the holder of one vote per share on all matters to be voted upon by shareholders. The Class B common stock and Class L common stock were non-voting. The Class L common stock was identical to the Class A common stock and Class B common stock except that the Class L common stock was entitled preference over the Class A common stock and the Class B common stock, with respect to any distribution to holders of our capital common stock, equal to the original cost of such share ($18.00) plus an amount which accrued at a rate of 9% per annum, compounded quarterly.

As a result of our initial public offering in May 2000, our articles of incorporation were amended to provide that:

- Each share of the Series A preferred stock was converted into shares of Class A common stock and Class L common stock.
- Each share of outstanding Class A common stock and Class B common stock was reclassified into a single class of common stock on a share-for-share basis, and
- Each share of outstanding Class L common stock was reclassified into one share of common stock plus an additional number of shares of common stock determined by dividing the Preference Amount by the value of a share of common stock based on the initial public offering price.

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock vote together as a single class on all matters submitted to a vote of shareholders.

(19) Business Segment and Geographic Information

Revenue and long-lived assets by our geographic locations are as follows:

Revenue by Geographic Location	2002	2001	2000
North America	**$ 41,406**	$ 61,325	$ 52,990
Asia-Pacific	**68,022**	68,618	47,250
Europe	**25,541**	8,481	6,250
Taiwan	**47,685**	49,874	59,031
	$182,654	$188,298	$165,521

Long-Lived Assets	2002	2001	2000
United States	**$ 16,014**	$ 8,711	$ 10,410
Singapore	**3,075**	3,313	3,508
Europe	**8**	2	—
Elimination of Intercompany	**(773)**	(811)	(860)
	$ 18,324	$ 11,215	$ 13,058

(20) Related Party Transactions

Michael A. Krupka, David Dominik and Prescott Ashe, all of whom are directors of the Company, are members or general partners of certain investment funds associated with Bain Capital, LLC. Certain of these Bain Capital Investment funds are also shareholders of ChipPAC, Inc., one of our production vendors. Our orders to ChipPAC totaled approximately $1.0 million for fiscal year 2002, $6.0 million for fiscal year 2001 and $3.5 million in fiscal year 2000 and were on market terms.

In fiscal year 2001, we entered into an Investment and Stock Trade Agreement (the "Agreement") with Maxtek Technology Co. Ltd ("Maxtek"), an overseas distributor in Taiwan. We invested $4.0 million and own approximately 10% of Maxtek. The Agreement states that if Maxtek fails to successfully complete a public offering by December 5, 2005, we, at our sole option, have the right to demand immediate repurchase of all 4.0 million shares, at the original purchase price plus accrued annual interest (commercial rate set by the Central Bank of China) during the said period. Maxtek, our overseas distributor for our PC business in Taiwan, represented approximately 19% of our sales for fiscal year 2002, and 13% in the prior year period. Additionally, sales to Maxtech Corporation Limited ("Maxtech"), an entity which is commonly controlled by the owners' of Maxtek representing business into Hong Kong and China, were 18% of our sales in fiscal year 2002 and 10% in the prior year period. These international distributors sell to approximately 140 OEM end customers, and their percentage of revenue will fluctuate depending upon our revenues to PC clocks to the Far East.

In connection with the recapitalization, we entered into an advisory agreement with each of Bain Capital, LLC and Bear Stearns pursuant to which they agreed to provide financial advisory and consulting services. Each advisory agreement includes customary indemnification provisions in favor of each of Bain Capital, LLC and Bear Stearns. During fiscal year 2000, not including the fees paid in connection with the initial public offering, we paid Bain Capital, LLC and Bear Stearns $0.7 million and $0.2 million, respectively.

(21) Litigation

On March 28, 2001, Cypress Semiconductor Corporation ("Cypress"), filed a patent infringement lawsuit in Delaware federal court against us ("Delaware Lawsuit"). On April 4, 2001, we filed a patent infringement lawsuit in California federal court against Cypress ("California Lawsuit"). On July 20, 2001, Cypress filed a complaint with the International Trade Commission ("ITC"), against us for infringement of one patent, and on November 5, 2001, we filed a complaint with the ITC against Cypress for infringement of two patents (collectively, "ITC Actions"). After we filed the second Motion for Summary Determination in the ITC Actions, which were consolidated, we and Cypress resolved all litigation between ourselves. We have accrued the costs of this settlement as of June 29, 2002. On August 15, 2002, the Delaware Lawsuit was dismissed with prejudice. On August 23, 2002, the California Lawsuit was dismissed with prejudice. On or about August 26, 2002, the Judge in the ITC Actions granted the Joint Motion to Terminate the Investigation. As of the date of the filing of this annual report, we are no longer engaged in any litigation with Cypress.

In addition to the foregoing, from time to time, various inquiries, potential claims and charges and litigation (collectively "claims") are made, asserted or commenced by or against us, principally arising from or related to contractual relations and possible patent infringement. We believe that any such claims currently pending, and the other litigation matters discussed above, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on our consolidated financial position or results of operations, although no assurance can be made in this regard.

(22) Quarterly Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended June 29, 2002 and June 30, 2001 (except for EPS):

	Quarter Ended				Quarter Ended			
	Sept. 29, 2001	Dec. 29, 2001	March 30, 2002	June 29, 2002	Sept. 30, 2000	Dec. 30, 2000	March 31, 2001	June 30, 2001
Revenue	$35,707	$38,560	$53,262	$55,125	$51,351	$56,484	$45,320	$35,143
Cost of sales	15,146	16,014	23,200	21,944	19,469	21,362	17,109	14,057
Research and development	6,648	5,846	8,083	8,662	7,140	7,503	7,237	6,421
Operating income	9,465	11,174	7,965	12,454	18,566	23,260	14,481	9,887
Net income	8,865	10,134	7,047	11,732	15,551	18,882	12,995	9,030
Diluted EPS	$ 0.13	$ 0.15	$ 0.10	$ 0.17	$ 0.22	$ 0.27	$ 0.19	$ 0.13

Corporate Information

BOARD OF DIRECTORS

Hock E. Tan
Director
President and Chief Executive Officer

Prescott Ashe
Managing Director, Golden Gate Capital, Inc.

Henry I. Boreen
Principal, HIB International

David Dominik
Managing Director, Golden Gate Capital, Inc.
Special Limited Partner, Bain Capital, LLC

John D. Howard
Senior Managing Director, Bear Stearns

Michael A. Krupka
Managing Director, Bain Capital, LLC

Nam P. Suh, Ph.D.
Ralph E. & Eloise F. Cross Professor and Director of the Manufacturing Institute at the Massachusetts Institute of Technology (MT).

PRINCIPAL OFFICERS

Hock E. Tan
Director
President and Chief Executive Officer

Justine F. Lien
Vice President, Finance
Chief Financial Officer

Lewis C. Eggebrecht
Vice President
Chief Scientist

LISTINGS OF SECURITIES

Nasdaq National Market®
Symbol: ICST

Options on the Company's stock are traded on the Chicago Board Options Exchange.

LEGAL COUNSEL

Pepper Hamilton LLP

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

REGISTRAR/TRANSFER AGENTS

StockTrans, Inc.
(610) 649-7300

CORPORATE HEADQUARTERS

2435 Boulevard of the Generals
Norristown, PA 19403
(610) 630-5300

SEC FORM 10-K

A copy of Integrated Circuit Systems' Form 10-K filed with the Securities and Exchange Commission for 2002, is available without charge. Please write or call the Company's Investor Relations Department:

2435 Boulevard of the Generals
Norristown, PA 19403
(610) 630-5300

CORPORATE INFORMATION

If you would like more information about ICS, please write or call the Headquarters at the address and phone number noted above or visit our web site at **http://www.icst.com**


ICS

Integrated Circuit Systems, Inc.
2435 Boulevard of the Generals
Norristown, PA 19403
(610) 630-5300